Exhibit 99.1

FEMSA Shareholders´ Meeting Resolutions

Monterrey, Mexico, March 25, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) held its Annual Shareholders’ Meeting today (“the Shareholders’ Meeting”), during which the shareholders approved the consolidated financial statements for the year ended December 31, 2023, the 2023 CEO’s annual report and the opinion of the Board of Directors for the year 2023.

The Annual Shareholders’ Meeting elected the members of the board of directors and the members of each of the Audit Committee, the Corporate Practices and Nominations Committee and the Operations and Strategy Committee of the Board for 2024. In line with our goal of setting the standard for corporate governance best practices, the shareholders’ meeting elected Elane Stock and Olga Gonzalez Aponte as new independent directors. With these additions, our board of directors has 46% representation of independent directors, and 40% participation of women on the board.

The list of the elected directors can be found in the following link: https://femsa.gcs-web.com/corporate-governance/board-of-directors

The Annual Shareholders’ Meeting declared and approved the payment of an ordinary cash dividend of Ps. 0.9161 per each Series "D" share and Ps. 0.7329 per each Series "B" share, which amounts to Ps. 4.3973 per "BD" Unit (BMV: FEMSAUBD) or Ps. 43.973 per ADS (NYSE: FMX), and Ps. 3.6645 per "B" Unit (BMV: FEMSAUB), to be paid in four equal installments, payable on April 18, July 18, October 17 of 2024 and January 16 of 2025.

Additionally, the Annual Shareholders’ Meeting declared and approved the payment of an extraordinary cash dividend of Ps. 0.6417 per each Series "D" share and Ps. 0.5134 per each Series "B" share, which amounts to Ps. 3.0802 per "BD" Unit (BMV: FEMSAUBD) or Ps. 30.8020 per ADS (NYSE: FMX), and Ps. 2.5670 per "B" Unit (BMV: FEMSAUB), to be paid in four equal installments, payable on April 18, July 18, October 17 of 2024 and January 16 of 2025.

For additional information, please refer to the Summary of Resolutions in the Shareholders Meeting section of our corporate website at: https://femsa.gcs-web.com/shareholder-meeting-information

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	March 25, 2024	| Page 1